UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A
Amendment No. 1

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission file number 1-13894

A. Full title of the Plan and the address of the Plan, if different from that of issuer named below:

Proliance International, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Proliance International, Inc.

100 Gando Drive

New Haven, Connecticut 06513

Proliance International, Inc. 401(k) Savings Plan (the “Plan”)

Audited financial statements and schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Page

Report of Independent Registered Public Accounting Firm	6
Financial Statements:
Statements of Net Assets Available for Benefits	7
Statements of Changes in Net Assets Available for Benefits	8
Notes to Financial Statements	9
Supplemental Schedules:
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	14
Schedule of Late Remittances for the year ended December 31, 2006	15
Exhibit
23.1 Consent of BDO Seidman, LLP	16

Note
This amendment No. 1 is being filed to correct the opinion date reference in the BDO consent appearing in exhibit 23.1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Proliance International, Inc. 401(k) Savings Plan

June 29, 2007	By:	/s/ Arlen F. Henock
Arlen F. Henock Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) Proliance International, Inc.

Proliance International, Inc.

401(k) Savings Plan

Financial Statements and Supplemental Schedules

Years ended December 31, 2006 and 2005

Proliance International, Inc. 401(k) Savings Plan

Contents

December 31, 2006 and 2005

Page
Report of Independent Registered Public Accounting Firm	6

Financial Statements
Statements of Net Assets Available for Benefits	7
Statements of Changes in Net Assets Available for Benefits	8
Notes to Financial Statements	9

Supplemental Schedules
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	14
Schedule of Late Remittances for the year ended December 31, 2006	15

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Proliance International, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Proliance International, Inc. 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and late remittances as of December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ BDO Seidman, LLP

Valhalla, NY

June 27, 2007

Proliance International, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Investments, at fair value	$19,642,003	$17,610,372
Receivables
Participants’ contributions	—	62,429
Employer’s contributions	1,993	19,950
Total receivables	1,993	82,379
Payables
Payables to participants	24,742	—
Total payables	24,742	—
Net assets available for benefits, at fair value	19,619,254	17,692,751
Adjustment from fair value to contract value for interest in common collective trust related to fully benefit-responsive investment contracts	128,523	117,686
Net assets available for benefits	$19,747,777	$17,810,437

The accompanying notes are an integral part of these financial statements.

Proliance International, Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Additions to assets attributed to
Investment income
Interest	$48,818	$32,272
Dividends	579,616	335,531
Net appreciation in fair value of investments	794,144	224,413
Total investment income	1,422,578	592,216
Contributions
Participants’	2,056,246	1,648,826
Employer’s	550,993	489,268
Total contributions	2,607,239	2,138,094
Transfer in – Ready Aire participants	399,476	—
Transfer in – Modine Aftermarket participants	—	1,522,284
Total additions	4,429,293	4,252,594
Deductions from assets attributed to
Payments to Heavy Duty OEM participants	—	1,611,654
Benefits paid to participants	2,485,513	1,195,357
Administrative expenses	6,440	4,687

Total deductions	2,491,953	2,811,698
Net increase	1,937,340	1,440,896
Net assets available for benefits
Beginning of year	17,810,437	16,369,541
End of year	$19,747,777	$17,810,437

The accompanying notes are an integral part of these financial statements.

Proliance International, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan

The Proliance International, Inc. 401(k) Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of non-union, and certain union employees of Proliance International, Inc. (the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by the Company. All non-union and certain union employees employed by the Company are entitled to participate in the Plan after they become eligible employees, as defined by the Plan. To become eligible to participate in the Plan, an employee must complete three months of eligible service and be 20 1/2 years of age or older.

On April 1, 2006, the Ready-Aire 401(k) Plan was transferred into the Plan. Ready-Aire, Inc. is a wholly owned subsidiary of the Company. The Plan was amended to grant prior service credit to the Ready-Aire employees. During the year ended December 31, 2006, $399,476 was transferred into the Plan.

On March 1, 2005, the Company sold its Heavy Duty OEM business unit (G & O Manufacturing) to Modine Manufacturing Company. As of that date, all Heavy Duty OEM employees ceased participation in the Plan and became fully vested in their account balances. As a result, $1,611,654, representing the total vested balances on the date of the sale, was paid out of the Plan to Heavy Duty OEM participants or their designees during the year ended December 31, 2005.

Effective July 22, 2005, the Company changed its name to Proliance International Inc., following the acquisition of Modine Aftermarket Holdings from Modine Manufacturing Company. Employees of Modine Aftermarket Holdings subsequently employed by the Company were immediately eligible for participation in the Plan and received prior service credit under the Plan. These new participants transferred $1,522,284, representing the balances in their previous employer’s 401(k) plan, into the Plan during the year ended December 31, 2005.

At its meeting in October, 2005, the Board of Directors of Proliance International, Inc., formally changed the Plan’s name from the Transpro, Inc. 401(k) Savings Plan to the Proliance International, Inc. 401(k) Savings Plan.

Contributions

For the Plan years ended December 31, 2006 and 2005, non-highly and highly compensated participants were allowed to contribute up to the lesser of 15 percent and 12 percent of pretax compensation, as defined in the Plan, respectively, subject to annual limitations imposed by the Internal Revenue Code (“IRC”). Participants may also contribute amounts representing distributions from other qualified plans. Participants may direct the investment of their contributions into various options offered by the Plan. The Plan currently offers 11 mutual funds, a collective trust fund (Merrill Lynch Retirement Preservation Trust) and a Proliance International, Inc. common stock fund as investment options for participants. The Plan provides for automatic enrollment of all eligible employees upon meeting the age and service requirements as defined in the Plan. Unless otherwise directed by the employee, upon meeting the eligibility requirements, the compensation of the employee will be automatically

Proliance International, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

reduced by 2 percent effective with the first pay period that includes the first of the month immediately following the month in which the employee meets the Plan’s eligibility requirements. Unless a participant affirmatively directs otherwise, amounts contributed to the Plan under this provision will be invested in the Merrill Lynch Retirement Preservation Trust.

The Plan provides that the Company will contribute an amount equal to 100 percent of the participant’s contribution up to 2 percent of the participant’s gross pay.

Participant Accounts

The account of each participant reflects a separate record of participant and Company contributions, withdrawals, loans, administrative expenses, investment earnings and gains and losses. Allocations of net investment gains and losses, interest and dividend income, and administrative expenses are based upon participant account balances, as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All participants are immediately vested in their contributions plus actual earnings thereon.

All participants become vested in Company matching contributions and related earnings thereon at a rate of 50 percent for each whole year of service and are 100 percent vested after two years of credited service. All union participants employed at G&O were immediately fully vested in Company matching contributions and related earnings thereon upon the sale of the G & O business unit.

All participants become fully vested in Company matching contributions and related earnings thereon upon attaining normal retirement age or if employment terminates as a result of death, disability or early retirement.

Forfeitures will be used first to offset Plan administration expenses. Any remaining forfeitures will be used to reduce Employer Contributions under the Plan. Finally, any remaining forfeitures will be allocated to Participants.

Payment of Benefits

On termination of service, a participant may elect to receive a single lump-sum distribution equal to the value of the participant’s vested balance in his or her account. In the event that a participant terminates employment before attaining age 65, and the participant’s vested account balance has never exceeded $1,000, the entire vested account shall be payable in a single lump-sum. If the participant’s vested account balance has been greater than $1,000 but less than $5,000 at any time, and the participant does not elect a distribution, then the account balance will be rolled over to a Merrill Lynch IRA. If a participant’s vested account balance is greater than $5,000 at any time, the participant can elect to either receive his or her vested account balance in a single lump-sum distribution or defer distribution until he or she reaches age 65, or the current IRC limit of 70 ½.

Proliance International, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Withdrawals and Loans

A participant may withdraw all or any portion of his or her contributions, subject to proof of financial hardship due to an immediate and significant financial need as further described in the Plan document. The determination of financial hardship and the amount to be withdrawn is made by the Plan administrator in accordance with nondiscriminatory standards applied uniformly to all participants similarly situated.

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the Participant loan fund. Loan terms range from one to five years or up to 30 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear a reasonable rate of interest, as determined by the Plan administrator, based upon the term of the loan and current market interest rates. Interest rates on loans outstanding at December 31, 2006 ranged from 5 percent to 10 1/2 percent. Principal and interest are paid in level payments not less frequently than quarterly, through payroll deductions.

2.	Summary of Accounting Policies

The following is a summary of the significant accounting policies:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Plan Expenses

Certain general administrative expenses are paid by the Company. The Company incurred expenses of approximately $25,800 and $22,000, for the plan years ended December 31, 2006 and 2005, respectively, which were not charged to the Plan. Loan recordkeeping and other miscellaneous expenses are charged to the Plan.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company common stock fund is valued at its quoted market price. The collective trust fund is valued at contract-value, which approximates fair value. In 2006, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAF INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, which required investment contracts held by a defined-contribution plan to be reported at fair value. The adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted to market quarterly. Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive. Loans to participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Proliance International, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

The Plan presents in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or (losses), and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits at the dates of the financial statements and the changes in assets available for benefits during the reporting periods, and when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds, a Proliance International, Inc. common stock fund, and a collective trust fund. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

3.	Investments

The following table presents the value of investments that represent 5 percent or more of the Plan’s net assets at December 31, 2006 and 2005:

	2006	2005
Merrill Lynch Retirement Preservation Trust	$6,766,866	$6,584,571
Blackrock S&P 500 Index Fund	4,141,859	3,549,033
Van Kampen American Value Fund	2,575,862	2,169,689
Blackrock Bond Fund – Core BD	1,281,623	1,208,622
Proliance International, Inc. common stock	*	1,425,683
* Less than 5%

During 2006 and 2005, the Plan’s investments, including gains and (losses) on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2006	2005
Mutual funds	$995,180	$448,110
Proliance International, Inc. common stock	(201,036)	(223,697)
Net appreciation in investments	$794,144	$224,413

Proliance International, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

4.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 28, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	Party-In-Interest Transactions

Merrill Lynch is the trustee and custodian as defined in the Plan document, and, therefore, transactions in the Merrill Lynch accounts qualify as party-in-interest transactions. Fees paid by the Plan to Merrill Lynch for loan recordkeeping fees and other miscellaneous expenses for the plan years ended December 31, 2006 and 2005 were $6,440 and $4,687, respectively.

The Plan allows participants to purchase common stock of the Company, and therefore, transactions involving the Company’s common stock qualify as party-in-interest transactions.

As noted in Note 1, the Plan also provides for participant loans.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will immediately become 100 percent vested in the Company matching contributions and related earnings thereon in their accounts.

7.	Remittance of Employee Withholdings

During the Plan year ended December 31, 2006, employee withholdings in the amount of $1,823,442 were inadvertently not remitted within the appropriate time period by the Company. These transactions constitute prohibited transactions as defined by ERISA. The Company is aware of the occurrence and has taken the appropriate steps to correct the situation, and has further implemented a procedure to ensure all future remittances are made within the prescribed time period. The calculated lost earnings on these withholdings in the amount of $1,993 has been deposited by the Company into the Plan and allocated to the participants.

Proliance International, Inc. 401(k) Savings Plan

Supplemental Schedule of Assets (Held at Year End)

December 31, 2006

Employer ID# 34-1807383, Plan # 005

		(c) Description of Investment,
		Including Maturity Date,
	(b) Identity of Issue, Borrower,	Rate of Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value
	Common Stock:
*	Proliance International, Inc.	Common stock, 215,711 shares	a	$973,030
	Mutual Funds:
*	Merrill Lynch Trust Company:
	Blackrock Bond Fund – Core BD	Mutual fund, 111,349 shares	a	1,281,623
	Blackrock Fundamental Growth Fund	Mutual fund, 40,887 shares	a	794,852
	Dreyfus Premier Worldwide Growth Fund	Mutual fund, 4,255 shares	a	180,402
	Van Kampen American Value Fund	Mutual fund, 82,825 shares	a	2,575,862
	Van Kampen Emerging Growth Fund	Mutual fund, 6,793 shares	a	290,279
	Blackrock Equity Income Fund	Mutual fund, 36,371 shares	a	659,046
	Blackrock S&P 500 Index Fund	Mutual fund, 238,038 shares	a	4,141,859
	Blackrock International Index Fund	Mutual fund, 17,020 shares	a	257,687
	Lord Abbett Developing Growth Fund	Mutual fund, 8,318 shares	a	138,078
	Alliance Premier Growth Fund	Mutual fund, 8,137 shares	a	167,863
	Ivy International Fund	Mutual fund, 19,356 shares	a	645,923
	Merrill Lynch Trust Company	Cash	—	3,068
	Collective Trust:
*	Merrill Lynch Trust Company:
	Merrill Lynch Retirement Preservation Trust	6,895,389 shares	6,895,389	6,766,866
*	Participant Loans	Loans to participants collateralized by their accounts.	a	685,625
		Repayment terms range up to thirty years.
		Interest rates in effect during period 5 percent – 10-1/2 percent.
	Self-directed Brokerage Accounts	Various units	a	79,940
$19,642,003

———————

a	The cost of participant directed investments is not required to be disclosed.
*	Denotes party-in-interest

The accompanying notes are an integral part of these financial statements.

Proliance International, Inc. 401(k) Savings Plan

Schedule of Late Remittances for the Year Ended

December 31, 2006

Employer ID# 34-1807383, Plan # 005

Participant Contributions and or/Loan Repayments Transferred Late to the Plan	Amounts not Corrected	Amounts Corrected	Amounts Pending Correction	Total Fully Corrected
$1,823,442	$0	$1,823,442	$0	$1,823,442

The accompanying notes are an integral part of these financial statements.